SEC No. 70-6903




                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C. 20549











                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS











                         JERSEY CENTRAL POWER & LIGHT COMPANY





                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                  In The Matter of                    :
                                                        Certificate
          Jersey Central Power & Light Company        : Pursuant to
                                                        Rule 24 of
                  File No. 70-6903                    : Partial Com-
                                                        pletion of
          (Public Utility Holding Company Act of 1935): Transactions



          To The Members of the Securities and Exchange Commission:

                  The  undersigned,  Jersey Central  Power  & Light  Company

          ("JCP&L"), does hereby certify pursuant to Rule 24 of the General

          Rules and  Regulations under  the Public Utility  Holding Company

          Act of 1935,  that certain  of the transactions  proposed in  the

          Application (as amended) filed in SEC File No. 70-6903, have been carried out in accordance  with the terms and conditions  of, and for the purposes  requested in said  Application and pursuant  to the Commission's Order, dated November 16, 1983, and Supplemental

          Orders,  dated November 19, 1984,  July 30, 1985,  June 27, 1986,

          January  17, 1990  and  October 24,  1994  with respect  to  said

          Application, as follows:

                  At  June  30, 1997,  JCP&L  acquired  obligations  of  its customers  in  accordance  with  its approved  Home  Energy  Loan

          Program, Solar Water Heating Conversion Program and Electric Heat

          Conversion

          Program in the total aggregate amounts as follows:





          Obligations acquired as at March 31, 1996,         $ 8 334 655.04
          as previously reported

          Obligations acquired during the period
          May 1, 1997 through June 30, 1997                       52 954.80

          Total as at June 30, 1997                          $ 8 387 609.84





                                      SIGNATURE

              PURSUANT TO  THE REQUIREMENTS OF  THE PUBLIC UTILITY  HOLDING

          COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS

          STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO

          DULY AUTHORIZED.


                                      JERSEY CENTRAL POWER & LIGHT COMPANY





                                      By:
                                           T. G. Howson
                                           Vice President and Treasurer




          Dated:  July 11, 1997